Delphi Financial Group, Inc.
1105 North Market Street, Suite 1230
P.O. Box 8985
Wilmington, Delaware 19899

VIA EDGAR SYSTEM
July 14, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0309
Washington, D.C. 20549
Re:	Delphi Financial Group, Inc.
Form 10-K for the year ended December 31, 2009 (“2009 Form 10-K”)
Form 10-Q for the quarter ended March 31, 2010 (“2010 Form 10-Q”)
Definitive Proxy Statement on Schedule 14A filed April 8, 2010 (“2010 Proxy”)
File No. 1-11462
Dear Mr. Rosenberg:
This letter and its exhibits will respond to the comments contained in your letter dated June 17, 2010 (the “Comment Letter”) relating to the above-referenced filings of Delphi Financial Group, Inc. (the “Company”). For your convenience, the text of each of those comments is set forth below, followed by the related response. In the responses which include illustrative revisions of the Company’s previous disclosures, text that is underlined represents added language and text with strike-throughs represents deleted language.
2009 Form 10-K
Consolidated Statements of Income, page 59
Comment:
1.	It appears from the presentation in your consolidated statements of equity that the net income amount you present in your consolidated statements of income is actually the net income attributable to the parent. Under ASC 810-10-65-1b1, consolidated net income should be adjusted to include the net income attributed to the noncontrolling interest. Please revise your consolidated statements of income to present net income and the allocation of net income to both the parent and the noncontrolling interests under ASC 810-10-50-1Aa. Otherwise, please tell us how your current presentation complies with this guidance.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 14, 2010

Response:
The Company notes that the element of the 2009 net income ($99,384,000) that was attributable to non-controlling interests was at a de minimis level of $280,000, or approximately .3% of such net income. However, in consolidated statements of income contained in the consolidated financial statements included in the Company’s future periodic filings, the Company will present both net income and the allocation of net income to both the parent and non-controlling interest pursuant to ASC 810-10-50-1Aa.
Consolidated Balance Sheet, page 60
Comment:
2.	We note your disclosure of a reinsurance receivable of approximately $355 million for fiscal year ended December 31, 2009. Please provide the following information:
•	the identity of the parties with whom you enter into reinsurance agreements,

•	a description of the material terms of any such agreements, and

•	filing of these agreements as exhibits.
Alternatively, please provide an analysis as to why the registrant is not substantially dependent upon any of these agreements.
Response:
The reinsurance receivable amount of $355.0 million, as of December 31, 2009, reflected the sum of receivables arising under over forty reinsurance treaties, as well as numerous risk-specific reinsurance facultative arrangements, to which the Company’s various insurance subsidiaries are parties. The substantial majority of this amount ($247.5 million) was represented by receivables arising under various excess of loss and other reinsurance agreements entered into in the ordinary course of business and which have typical industry terms and conditions, representing either run-off arrangements relating to past reinsurance cessions or going-forward arrangements which the Company believes could readily be replaced with alternative arrangements on substantially similar terms and conditions if necessary or warranted.
The remainder of this amount ($107.5 million) consisted of a receivable arising under a reinsurance agreement with Protective Life Insurance Company. Under this agreement, which dates to 1994, the Company ceded to Protective, on a 100% indemnity reinsurance basis, the Company’s entire block of in-force individual life insurance policies in connection with the Company’s exit from the individual life insurance market. Since this reinsurance is on an indemnity basis, the Company remains liable under these policies if Protective were to fail to perform its obligations as reinsurer. The consolidated balance

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 14, 2010

sheet contained in the 2009 Form 10-K reflects a liability amount for future life policy benefits with respect to the reinsured policies that is equal to the reinsurance receivable under this agreement. The liability and receivable amounts both reduce by corresponding amounts each year as the reinsured policies run off, and the agreement does not have any impact on the Company’s net income.
Based on these facts, the Company believes that its business is not substantially dependent on any of its reinsurance agreements.
Note B – Investments, page 69
Comment:
3.	Please revise your disclosure to indicate the portion of your residential mortgage-backed securities, or RMBS, that are backed by U.S. agencies. It is apparent from disclosures in Note C on page 73 that some portion of your RMBS is backed by U.S. agencies. Please also disclose the credit ratings of your remaining RMBS. In addition, please disclose the loan-to-value ratio or other suitable financial metric, such as the average debt service coverage ratio, the vintages and the states where the underlying loans in your RMBS have loan concentrations in excess of 5%. Please disclose, in a table, loans in your portfolio grouped by current loan-to-value ratio, as appropriate, to provide informative disclosure about different levels of loan-to-value ratio. For example, groupings could include loans classified as low, medium or high loan-to-value ratio with a note explaining the definition of low, medium and high.
Response:
In its future periodic filings, the Company will include revised versions of each of the tables contained in Note B – Investments (or comparable future note), which contain information, by security category, regarding the amortized cost, fair value and gross unrealized losses of its fixed maturity securities available for sale. These revised tables will bifurcate into two separate line items those residential mortgage-backed securities (“RMBS”) which are backed by U.S. agencies and those which are not backed by such agencies. As an illustration, attached as Exhibit A hereto is the first of such tables, as was contained in Note B to the consolidated financial statements included in the 2010 Form 10-Q, as revised to reflect such bifurcation. Corresponding revisions will be made to the other tables contained in Note B in future filings.
In addition, the Company will add to future versions of this note tabular disclosure providing additional information regarding its non-agency RMBS investments, segmented by collateral category (prime, Alt-A and subprime), which the Company believes will address the purpose of this comment. An illustration of such disclosure, as

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 14, 2010

it would have appeared in the 2010 Form 10-Q (based, in the case of the state loan concentration disclosure, on June 30, 2010 data), is attached hereto as Exhibit B. In this regard, the Company notes that while the loan-to-value ratios for the specific loans underlying its RMBS investments at their respective origination dates are available, given the significant downward movement in United States residential housing prices in the intervening time frame, such ratios would be uninformative and likely misleading. Moreover, the Company is not aware of any informational sources from which ongoing updates of these ratios, based upon current appraisals specific to the properties collateralizing these RMBS investments’ underlying loans, could be obtained, or from which debt coverage ratios specific to these loans (which would require information regarding each individual borrower’s current sources of income and household cash outflows) could be obtained. However, the Company believes that information of the type contained in Exhibit B will provide useful information regarding the relevant characteristics of its non-agency RMBS portfolio.
Comment:
4.	From a table on page 70, it appears that the vast majority of your collateralized debt obligations have been in an unrealized loss position of more than 50% for more than twelve months. The total unrealized loss for these securities of $97.5 million represents 50.5% of the $193.2 million amortized cost. Please revise your disclosure to indicate the nature of these securities and to explain why these unrealized losses, which appear to have credit spreads significantly greater than in the market place, are apparently not indicative of credit losses and/or other-than-temporary impairment.
Response:
The Company notes, as a threshold matter, that under its established methodology for determining whether declines in fair values of its investments are other than temporary, which is described in the 2009 Form 10-K and the 2010 Form 10-Q, the Company considers a fixed maturity security, including each of the referenced collateral debt obligations, to be other than temporarily impaired when its fair value is below the Company’s amortized cost and the Company either intends to sell such security or determines that it is more likely than not that it will be required to sell such security before recovery of its amortized cost basis. In its evaluation of the likelihood of recovery of a security’s amortized cost basis, management considers the various factors referenced in the 2009 Form 10-K and 2010 Form 10-Q. With regard to asset-backed securities of the type represented by these collateralized debt obligations, the most important factor in this evaluation is whether the Company anticipates that the future cash flows to be received with respect to such security through its maturity will be sufficient to return to the Company its amortized cost. The Company will revise its disclosures in future periodic filings relating to its methodology for evaluating its securities for other than temporary impairment to more specifically emphasize this point.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 14, 2010

In addition, the Company will revise its disclosures in future periodic filings by adding language to Note B – Investments (or future note containing equivalent information), which specifically addresses its evaluation of the collateralized debt obligations with regard to other than temporary impairment. As an illustration of such revised disclosure, following is the language as it would have appeared in the 2009 Form 10-K:
At December 31, 2009, the total amortized cost of the Company’s holdings of collateralized debt obligations was $193.2 million and their total fair value was $95.7 million. These holdings consist of a highly diversified portfolio of forty-nine different collateralized loan obligation (“CLO”) investments, substantially all of which are within senior tranches in the CLO structure and a substantial majority of which were issued in the 2004-2007 time frame. Substantially all of these CLOs are collateralized by an actively managed, highly diversified portfolio of floating rate senior secured loans to numerous public and private corporate borrowers. The recent global financial crisis has resulted in significant and ongoing dislocations in the market for securities of this type, resulting in the cessation of new issuances of such securities and decreased market liquidity for existing issues, such as those held by the Company, as well as widespread and significant declines in their market values. However, to date, the Company’s CLO holdings have performed in accordance with their contractual payment terms (with the exception of two securities, which management has determined to be other than temporarily impaired). Moreover, despite the extraordinarily challenging environment that has prevailed in recent years due to the global financial crisis, the defaults having occurred on the loans underlying these CLOs since their issuances, taking into account their incidence and severity, have been at levels at which losses to the holders of the CLOs would be borne solely by the securities in the subordinated tranches. Based upon this actual experience and upon the Company’s estimates of the future cash flows with respect to these CLOs, which take into account the estimated frequency and severity of future defaults on the underlying loans, as well as the senior positions of the individual CLOs in their securitization structures and the sizes of the subordinate tranches in these structures that would first absorb losses arising from such defaults, and taking into account that the Company does not intend to sell any of these securities and that it is not more likely than not that it will be required to do so before recovery of the security’s amortized cost basis in any instance, the Company concluded that the declines in the market values of these securities did not represent other than temporary impairments.
Comment:
5.	Please enhance your disclosure regarding how you determined the amount of credit loss, by major security type, and provide quantitative information of the significant inputs considered in determining the measurement of the credit loss component recognized in earnings. Please see ASC 320-10-50-8A.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 14, 2010

Response:
As an illustration of the enhanced disclosure that the Company would include in future filings regarding its determinations of the amounts of the credit losses with respect to securities which it judges to be other than temporarily impaired, following is the disclosure that would have been contained in Note B to the consolidated financial statements contained in the 2009 Form 10-K, with the additional disclosure underscored:
If the fair value of a fixed maturity security declines in value below the Company’s amortized cost and the Company intends to sell or determines that it will more likely than not be required to sell the security before recovery of its amortized cost basis, management considers the security to be other than temporarily impaired and reports its decline in fair value as a realized investment loss. If, however, the Company does not intend to sell the security and determines that it is not more likely than not that it will be required to do so, declines in the security’s fair value that management judges to be other than temporary are separated into the amounts representing credit losses and the amounts related to other factors. Amounts representing credit losses are reported as realized investment losses in the income statement and amounts related to other factors are included as a component of accumulated other comprehensive income or loss, net of the related income tax benefit and the related adjustment to cost of business acquired.
In the case of structured securities such as residential mortgage-backed securities (“RMBS”) and collateralized debt obligations as to which a decline in fair value is judged to be other than temporary, the amount of the credit loss arising from the impairment of the security is determined by discounting such security’s expected cash flows at its effective interest rate, taking into account the security’s purchase price. The key inputs relating to such expected cash flows consist of the estimated frequency and severity of future defaults on the underlying loans. For those securities as to which the Company recognized credit losses in 2009 as a result of determinations that such securities were other than temporarily impaired, representative default severity estimates ranged from 2.0% to 4.2% and representative default frequency estimates ranged from 36.4% to 53.2%.
In the case of corporate securities as to which a decline in fair value is determined to be other than temporary, the key input utilized to establish the amount of credit loss arising from the impairment of the security is the market price for such security obtained from a nationally recognized pricing service. The credit loss is determined to be equal to the excess of the Company’s amortized cost over such market price over for such security, as measured at the time of the impairment; as such, the entirety of the market depreciation in value is deemed to be reflective of credit loss.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 14, 2010

Declines in the fair value of all investments other than fixed maturity securities that are considered in the judgment of management to be other than temporary are reported as realized investment losses.
Note L – Stock-Based Compensation, page 83
Comment:
6.	Please revise your disclosure to include your accounting policy for stock compensation or tell us where you have made this policy disclosure. In your disclosure, please ensure that you address your accounting for the various performance-contingent incentive options you granted as disclosed on page 85.
Response:
In future Form 10-K filings, the Company will add the following paragraph to Note A – Summary of Significant Accounting Policies (or future note containing equivalent information):
Stock-Based Compensation. The Company uses the fair value method of accounting for all of its stock-based compensation plans. Under the fair value method, compensation expense is measured based on the fair value of the award at the grant date and recognized in the Company’s income statement over the requisite service period. For purposes of determining the fair value of an option award, the Company utilizes the Black-Scholes valuation model. The Company has granted certain awards of performance-contingent incentive options having multi-year performance periods; in the cases of these options, compensation expense is recognized over the applicable performance period based on the Company’s determination of the probable outcome as to the number of such options that will ultimately become exercisable based on the satisfaction of the applicable performance conditions. Further information concerning these performance-contingent incentive options, as well as the Company’s stock-based compensation plans generally and related activity under these plans, is contained in Note L.
Form 10-Q for the Quarterly Period Ended March 31, 2010
Note C – Fair Value Measurements, page 12
Comment:
7.	Please revise your disclosures for assets classified as Level 2 and Level 3 to quantify the inputs used in determining the fair value of each class of assets or liabilities as

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 14, 2010

required by ASC 820-10-50-2e as amended by ASU 2010-06. Please see ASC 820-10-55-22A for examples of the inputs to be disclosed.
Response:
The Company will, in future periodic filings, expand its disclosures regarding the inputs used in determining the fair value of each major class of assets classified as Level 2 and Level 3. As an illustration of such expanded disclosures, attached as Exhibit C hereto is the disclosure that would have been contained in Note C to the consolidated financial statements contained in the 2009 Form 10-K, beginning with the fourth paragraph of such Note.
Definitive Proxy Statement on Schedule 14A filed April 8, 2010
Comment:
8.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response:
The Company notes that the disclosure contemplated by Item 402(s) of Regulation S-K is required only “[t]o the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant.”
For purposes of determining whether this triggering condition for such disclosure existed in the Company’s case, Company management conducted a review of the nature and extent of the risks associated with the compensation policies and practices employed by the Company and its subsidiaries, taking into account, among other things, the designs and structures of the Company’s compensation programs and the associated risk controls and oversight processes and mechanisms. Pursuant to this review, it was determined that such policies and practices were not reasonably likely to have a material adverse effect on the Company. This determination took into consideration, among other factors, those described in the Compensation Objectives and Approach section of the 2010 Proxy’s Compensation Discussion and Analysis (at page 13) in connection with the disclosure regarding the belief of the Compensation Committee of the Company’s Board of Directors (the “Committee”) that the Company’s executive compensation programs do not create incentives for excessive risk-taking. This review, and management’s conclusion in this regard, was reviewed and discussed at a meeting of the Committee, with the participation and input of the Committee’s independent compensation consultant, prior to the filing of the 2010 Proxy.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 14, 2010

Cash Compensation, page 15
Comment:
9.	Please expand your disclosure to include the cash bonus amounts as a percentage of base salary that the Compensation Committee ultimately awarded to Messrs. Rosenkranz and Sherman, and how the Committee determined those amounts when applying negative discretion.
Response:
As an illustration of the expanded disclosure that the Company would furnish relating to these matters in future proxy statements, assuming that the facts were to remain the same, following is the expanded disclosure that would have been contained in the 2010 Proxy (at pages 15-16) regarding the cash bonus amounts awarded to Messrs. Rosenkranz and Sherman:
These bonus structures were designed to give Messrs. Rosenkranz, Sherman and Schoeninger opportunities to earn awards based on the accomplishment of objectives believed to be of substantial benefit to the Company, while also permitting the Compensation Committee to exercise discretion in adjusting the amounts of these awards to those it determines will appropriately compensate these officers in a manner that maximizes the tax deductibility by the Company of such awards under Section 162(m) of the Code. See “Tax Considerations” at page 18 below. For 2009, due to the Company’s favorable operating and investment performance discussed above, each of the goals for Messrs. Rosenkranz and Sherman was achieved. The Compensation Committee then applied negative discretion, applying the evaluative factors discussed in the preceding section, to establish their 2009 cash bonus amounts ~~at levels considered to be appropriate in taking into account the general evaluative factors discussed above~~. Such amount, in Mr. Rosenkranz’s case, was equal to approximately 180% of his 2009 base salary and in Mr. Sherman’s case, was equal to approximately 126% of his 2009 base salary. In the Compensation Committee’s exercise of negative discretion in establishing these amounts, the most significant element consisted of its subjective and qualitative evaluations of the Company’s 2009 overall financial performance, investment performance and operational performance and these executives’ contributions to this performance, and the amounts were set at levels that the committee believed would appropriately reward them for this performance and their contributions. In doing so, the Committee did not utilize any formal weighting of these factors or otherwise apply any quantitative formula, other than, in Mr. Sherman’s case, the establishment of his bonus at the targeted level, as discussed above, equal to 70% of that of Mr. Rosenkranz.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 14, 2010

Share-Based Compensation, page 16
Comment:
10.	Please expand your disclosure of the 2009 Grants and Granting Practices to disclose the specific performance factors considered by the Compensation Committee for each of Messrs. Rosenkranz and Sherman in determining the amounts of the discretionary Share Unit awards.
Response:
As an illustration of the expanded disclosure that the Company would furnish relating to these matters in future proxy statements, assuming that the facts were to remain the same, following is the disclosure that would have been contained in the 2010 Proxy (at page 18):
In the cases of Messrs. Rosenkranz and Sherman, share-based awards have been made by the Compensation Committee over time on a discretionary basis, primarily in connection with the annual performance evaluations discussed above. At the February 2010 meeting of the Compensation Committee, 58,851 and 41,195 Share Units were awarded to Messrs. Rosenkranz and Sherman, respectively, and Messrs. Rosenkranz, and Sherman, received 176,553 and 123,587 options, respectively, ~~all in respect of their performance during 2009,~~ such awards having been set, in Mr. Sherman’s case, at levels equal to 70% of the corresponding awards to Mr. Rosenkranz. In the Committee’s exercise of discretion in granting these awards, as in its establishment of these executives’ 2009 bonus amounts, as discussed above, the predominant element consisted of its subjective and qualitative evaluations of the Company’s 2009 overall financial performance, investment performance and operational performance and these executives’ contributions to this performance. These awards were made at levels that the Committee believed would both appropriately reward them for this performance and their contributions and provide them with appropriate incentives with regard to their future performance. In doing so, the Committee did not utilize any formal weighting of these factors or otherwise apply any quantitative formula, other than, in Mr. Sherman’s case, the granting of his awards at levels equal to 70% of the corresponding awards to Mr. Rosenkranz. The options granted to Messrs. Rosenkranz and Sherman vest in five equal annual installments beginning one year after the grant date. The Share Unit awards vest in three equal annual installments beginning one year after the grant date, in the case of Mr. Rosenkranz, and in three equal installments beginning on the third anniversary of the grant date, in the case of Mr. Sherman.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 14, 2010

The Company wishes to note that each of the disclosures to be made in future filings with the Commissions, as referenced above, would, as with all disclosures in such filings, be subject to future re-evaluation according to considerations of relevance and materiality, based upon factual or other developments relating to the Company and the matters addressed by such disclosures which may occur over time, as well as changes in applicable disclosure rules and, to the extent that such disclosures involve accounting-related matters, changes in the applicable accounting rules.
Finally, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (267) 256-3684 with any further questions regarding these matters. Thank you for your time and attention.

Very truly yours,
/s/ THOMAS W. BURGHART
Thomas W. Burghart
Senior Vice President and Treasurer

cc: Chad Coulter

EXHIBIT A
The amortized cost and fair value of investments in fixed maturity securities available for sale are as follows:

	March 31, 2010
		Gross Unrealized
				Other Than
	Amortized			Temporary	Fair
	Cost	Gains	Losses	Impairments	Value
	(dollars in thousands)
Agency residential mortgage-backed securities	$735,584	$34,801	$(1,701)	$—	$768,684

Non-agency residential mortgage-backed securities	825,668	58,680	(51,657)	(33,531)	799,161

Commercial mortgage-backed securities	28,007	514	(1,982)	(243)	26,296
Corporate securities	1,216,195	61,323	(20,789)	—	1,256,729
Collateralized debt obligations	208,240	94	(91,686)	(1,619)	115,029
U.S. Treasury and other U.S. Government guaranteed securities	196,671	3,245	(664)	—	199,252
U.S. Government-sponsored enterprise securities	45,115	155	(20)	—	45,250
Obligations of U.S. states, municipalities and political subdivisions	1,858,706	57,249	(18,544)	—	1,897,411

Total fixed maturity securities	$5,114,186	$216,061	$(187,042)	$(35,393)	$5,107,812

EXHIBIT B
The following table contains information, as of March 31, 2010, regarding the portions of the Company’s investments in non-agency residential mortgage-backed securities (“RMBS”) represented by securities whose underlying mortgage loans are categorized as prime, Alt-A and subprime, respectively, and the distributions of the securities within these categories by the years in which they were issued (vintages) and the highest of their ratings from Standard & Poor’s, Moody’s and Fitch. All dollar amounts in this table are based upon the fair values of these securities as of March 31, 2010. As of this date, based upon the most recently available data regarding the concentrations by state of the mortgage loans underlying these securities, the states having loan concentrations in excess of 5% were as follows: California (39.0%), New York (6.9%) and Florida (6.4%).

	Non-Agency Prime RMBS — Fair Value
					BB and
Vintage	AAA	AA	A	BBB	Below (1)	Total
	(dollars in thousands)
2001 and prior	$2,544	$—	$—	$—	$75	$2,619
2002	9,106	1,770	3,565	37	716	15,194
2003	94,212	2,309	3,760	9,242	10,509	120,032
2004	44,237	1,408	—	2,092	10,844	58,581
2005	18,019	2,315	9,095	27,738	23,382	80,549
2006	14,993	566	—	699	27,345	43,603
2007	—	—	—	—	88,243	88,243
2008	1,918	—	—	—	—	1,918

Total	$185,029	$8,368	$16,420	$39,808	$161,114	$410,739

(1)	The securities enumerated in this column include securities having a total of $135.2 million in fair value that have received the equivalent of an investment grade rating from the National Association of Insurance Commissioners (the “NAIC”) under the process initiated by the NAIC in 2009 which takes into account, among other things, the discounts at which the Company originally purchased the securities and modeling of the potential losses with respect to the securities’ underlying loans.

	Non-Agency Alt-A RMBS — Fair Value
					BB and
Vintage	AAA	AA	A	BBB	Below (1)	Total
	(dollars in thousands)
2001 and prior	$2,033	$—	$—	$—	$—	$2,033
2002	395	—	—	—	—	395
2003	44,414	—	—	—	3,795	48,209
2004	15,913	930	138	852	1,984	19,817
2005	2,663	15,951	—	1,090	38,046	57,750
2006	11,859	32	6,950	9,168	68,395	96,404
2007	—	—	—	9	106,542	106,551

Total	$77,277	$16,913	$7,088	$11,119	$218,762	$331,159

(1)	The securities enumerated in this column include securities having a total of $191.5 million in fair value that have received the equivalent of an investment grade rating from the NAIC under the process initiated by the NAIC in 2009 which takes into account, among other things, the discounts at which the Company originally purchased the securities and modeling of the potential losses with respect to the securities’ underlying loans.

	Non-Agency Subprime RMBS — Fair Value
					BB and
Vintage	AAA	AA	A	BBB	Below (1)	Total
	(dollars in thousands)
2003	$9,281	$—	$—	$—	$—	$9,281
2004	13,940	—	828	3,925	729	19,422
2005	8,150	15,911	471	—	—	24,532
2006	—	77	—	3,624	59	3,760
2007	—	—	—	—	270	270

Total	$31,371	$15,988	$1,299	$7,549	$1,058	$57,265

(1)	The securities enumerated in this column include securities having a total of $0.5 million in fair value that have received the equivalent of an investment grade rating from the NAIC under the process initiated by the NAIC in 2009 which takes into account, among other things, the discounts at which the Company originally purchased the securities and modeling of the potential losses with respect to the securities’ underlying loans.

Exhibit C
The Company uses various valuation techniques and pricing models to measure the fair value of its investments in residential mortgage-backed securities and commercial mortgage-backed securities, including option-adjusted spread models, volatility-driven multi-dimensional single cash flow stream models and matrix correlation to comparable securities. Residential mortgage-backed securities include U.S. agency securities and collateralized mortgage obligations. Inputs utilized in connection with the Company’s valuation techniques relating to this class of securities include monthly payment and performance information with respect to the underlying loans, including prepayments, default severity, delinquencies, market indices and the amounts of the tranches in the particular structure which are senior or subordinate, as applicable, to the tranche represented by the Company’s investment. A portion of the Company’s investments in mortgage-backed securities are valued using observable inputs and therefore categorized in Level 2 of the fair value hierarchy. The remaining mortgage-backed securities are valued using varying numbers of non-binding broker quotes or a discount rate adjustment technique based on internal assumptions for expected cash flows and appropriately risk-adjusted discount rates. These methodologies rely on unobservable inputs and thus these securities are categorized in Level 3 of the fair value hierarchy.
Corporate securities primarily include fixed rate corporate bonds, floating and variable rate notes and securities acquired through private placements. ~~The Company uses~~ Inputs utilized ~~uses~~ in connection with the Company’s valuation techniques relating to this class of securities include recently executed transactions, market price quotations, benchmark yields, issuer spreads and, in the case of private placement corporate securities, cash flow models. These cash flow models utilize yield curves, issuer-provided information and material events as key inputs. ~~to arrive at the fair value of its investments in corporate securities and collateralized debt obligations. The majority of the c~~Corporate securities~~, other than securities acquired through private placements,~~ are categorized in Level 2 of the fair value hierarchy, other than securities acquired through private placements, which are categorized in Level 3 of the fair value hierarchy.
Collateralized debt obligations consist of collateralized loan obligations, which are described in more detail in Note B. Inputs utilized in connection with the Company’s valuation techniques relating to this class of securities include ~~These securities are valued with~~ cash flow models which utilize ~~using~~ yield curves, market spreads for similar securities, issuer-provided information and material events as key inputs, as well as market yields. As these inputs are generally unobservable, collateralized debt obligations ~~and private placement securities~~ are categorized in Level 3 of the fair value hierarchy.
U.S. Treasury and other U.S. government guaranteed securities include U.S. Treasury bonds and notes, Treasury Inflation Protected Securities (“TIPS”) and other U.S. government guaranteed securities. The fair values of the U.S. Treasury securities and TIPS are based on quoted prices in active markets and are generally categorized in Level 1 of the fair value hierarchy.

Inputs utilized in connection with the Company’s valuation techniques relating to its investments in ~~O~~other U.S. government guaranteed securities, as well as its investments in U.S. government-sponsored enterprise securities, which consist of medium term notes issued by these enterprises, include ~~are valued based on observable inputs including~~ recently executed transactions, interest rate yield curves, maturity dates, market price quotations and credit spreads relating to similar instruments. These inputs are generally observable and ~~A~~accordingly, these securities are generally categorized in Level 2 of the fair value hierarchy.
~~U.S. government-sponsored enterprise securities include issues of medium term notes by U.S. government-sponsored enterprises. The Company uses recently executed transactions, market price quotations, benchmark yields and issuer spreads to arrive at the fair value of these instruments. These inputs are generally observable and these securities are generally categorized in Level 2 of the fair value hierarchy.~~
Obligations of U.S. states, municipalities and political subdivisions primarily include bonds or notes issued by U.S municipalities. Inputs utilized in connection with the Company’s valuation techniques relating to this class of securities include ~~The Company values these securities using~~ recently executed transactions and other market data, spreads, benchmark curves including treasury and other benchmarks, ~~and~~ trustee reports, material event notices, new issue data, and issuer financial statements. These inputs are generally observable and these securities are generally categorized in Level 2 of the fair value hierarchy.
Other investments held at fair value primarily consist of equity securities available for sale and trading account securities. These investments are primarily valued at quoted active market prices and are therefore categorized in Level 1 of the fair value hierarchy. For private equity investments, since quoted market prices are not available, the transaction price is used as the best estimate of fair value at inception. When evidence is believed to support a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values. Ongoing reviews by Company management are based on assessments of each underlying investment, and the inputs utilized in these reviews include, ~~incorporating,~~ among other things, the evaluation of financing and sale transactions with third parties, expected cash flows, material events and market-based information. These investments are included in Level 3 of the fair value hierarchy.
Assets held in the separate account represent funds invested in a separately administered variable life insurance product for which the policyholder, rather than the Company, bears the investment risk. These assets are invested in interests in a limited liability company that invests in funds which trade in various financial instruments. This limited liability company, all of whose interests are owned by the Company’s separate account, utilizes the financial statements furnished by the funds to determine the values of its investments in such funds and the carrying value of each such investment, which is based on its proportionate interest in the relevant fund as of the balance sheet date. As such, these funds’ financial statements constitute the key input in the Company’s valuation of its investment in this limited liability company. The Company concluded that the value calculated using the equity method of accounting on its investment in this limited liability company was reflective of the fair market value of such investment. The investment portfolios of the funds in which the fund investments are maintained vary from fund to fund, but are generally comprised of liquid, publicly traded securities that have readily determinable market values and which are carried at fair value on the financial statements of such funds, substantially all of which are audited annually. The amount that an investor is entitled to receive upon the redemption of its investment from the applicable fund is determined by reference to such security values. These investments are included in Level 3 of the fair value hierarchy.
Other liabilities measured at fair value include securities sold, not yet purchased. These securities are valued using the quoted active market prices of the securities sold and are categorized in Level 1 of the fair value hierarchy.